UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42795

DarkIris Inc.

(Registrant’s Name)

6/F, Cheong Sun Tower

No. 118 Wing Lok Street

Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Ms. Hong Yuanfang and Appointment of Mr. Xu Jiang

On July 3, 2026, Ms. Hong Yuanfang tendered her resignation as a director of DarkIris Inc. (the “Company”), effective from July 3, 2026. Ms. Hong Yuanfang’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On July 3, 2026, approved by the Board of Directors and the nominating and corporate governance committee, Mr. Xu Jiang was appointed as a director of the Company, effective from July 3, 2026. Mr. Xu Jiang has served as the Chief Financial Officer of the Company and will continue to hold this position.

The biographical information of Mr. Xu Jiang is set forth below:

Mr. Xu Jiang has been our Chief Financial Officer since March 2025. Mr. Xu has over 10 years of finance experience. Mr. Xu has been served as the chief financial officer of Quantum since January 2025 to the date of this annual report. From October 2024 to December 2024, Mr. Xu has worked Xiqi as chief financial officer. Mr. Xu has also served as a director of Quanzhou Shuo Liang E-commerce Co. since May 2023 to the date of this annual report. From August 2023 to September 2024, he worked at Xiamen Buozhongsi Advisory Management Company Limited as finance manager. From October 2022 to May 2023, he worked at Nanfu Batter Group as finance manager. From July 2020 to July 2022, he worked at Fujian Master Group Company Limited as finance manager. From February 2018 to June 2020, he worked at Shangsheng Huishan (Xiamen) Wealth Management Company Limited as finance manager. Mr. Xu graduated from Jiangxi University of Finance and Economics in July 2006 with a bachelor’s degree. Mr. Xu has been registered with Institute of Certified Public Accountants (ICPA) as International Certified Public Accountant since June 2022.

Mr. Xu Jiang does not have any family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DarkIris Inc.

By:	/s/ Hong Zhifang
Name:	Hong Zhifang
Title:	Chief Executive Officer

Date: July 6, 2026